UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2026

Commission file number: 001-38350

Lithium Argentina AG

(Translation of Registrant's name into English)

Dammstrasse 19, 6300 Zug,

Switzerland

(Address of Principal Executive Office)

900 West Hastings Street, Suite 310,

Vancouver, British Columbia,

Canada V6C 1E5

(North American Mailing Address)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]          Form 40-F [   ]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K of Lithium Argentina AG (the "Company") is hereby incorporated by reference as an exhibit to the Registration Statement on Form S-8 (File No. 333-282163) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Argentina AG
(Registrant)

By:	"Alex Shulga"
Name:	Alex Shulga
Title:	Vice President and Chief Financial Officer

Dated: March 25, 2026

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report dated March 23, 2026

99.2	Loan Agreement between GFL International Co., Limited and Lithium Argentina AG dated March 20, 2026